SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Embratel Holding Company

(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B

20.060-060 Rio de Janeiro - RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

Embratel Participações S.A.

BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 99.0% of

Empresa Brasileira de Telecomunicações S.A.

(“Embratel”).

Embratel Participações S.A. (“Embratel Holdings”) (BOVESPA: EBTP3, EBTP4; NYSE: EMT) announced today that it is delayed in preparing and filing with the U.S. Securities and Exchange Commission (“SEC”) its annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”). Embratel Holdings currently expects to file the 2005 Form 20-F by July 14, 2006.

The delay is caused by the additional time Embratel Holdings needs to complete the reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”), which is required to be included in a note to its financial statements in its annual report on Form 20-F. Embratel Holdings has determined that it incorrectly calculated the amount of capitalized interest on assets under construction under U.S. GAAP, and it will include in the 2005 Form 20-F restated U.S. GAAP financial information for 2004, 2003, 2002 and 2001. The Company has not issued U.S. GAAP financial information for 2005. The effect of the restatement is mainly to increase depreciation in each year. While Embratel Holdings has not completed its analysis and recomputation of the amounts in question, it estimates that the cumulative after-tax impact of the correction will be to reduce shareholder’s equity under U.S. GAAP as of December 31, 2004, previously reported as R$5,009 million, by approximately R$100 million.

The restatement will not affect the financial statements of Embratel Holdings under Brazilian generally accepted accounting principles (“Brazilian GAAP”). Embratel Holdings released its financial statements for 2005 under Brazilian GAAP in March 2006.

Isaac Berensztejn

Chief Financial Officer & Investor Relations Director

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006	EMBRATEL PARTICIPAÇÕES S.A. By: /s/ Isaac Berensztejn Name: Isaac Berensztejn Title: Chief Financial Officer & Investor Relations Officer